January 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:   Europa Acquisition VI, Inc. File No. 000-54215
 Europa Acquisition VII, Inc. File No. 000-54216
 Europa Acquisition VIII, Inc. File No. 000-54217

Dear Ms. Long:

We represent Europa Acquisition I-V, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 3, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statements (the “Registration Statements”) on Form 10 filed on December 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Security Exchange Act of 1934, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response:
The Company is aware that the registration statement will become effective by operation of law sixty (60) days from the day the Company filed the Form 10 registration statement. The Company is also aware that once the registration statement becomes effective they will then be responsible for filing reports required by Section 13 of the Exchange Act of 1934, even if the Commission has not completed the review process of the filing.

2.  From review of your cover page and table of contents, it appears that you have used the old format of Form 10-SB. Please note that Form 10-SB has been removed by Release No. 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008. For your reference, Form 10 can be found on our website at the following address, http://www.sec.gov/about/forms/form10.pdf.

Response:	The Company has revised the disclosure to amend the format the cover page and table to contents.

Item 1. Description of Business, page 2

3.  In the first paragraph, you state that "the Company has been engaged in . . . obtaining initial financing." Please revise your disclosure to describe the steps you have taken to obtain initial financing as well as the status of such efforts. This comment also applies to Note 1 to your Financial Statements, which addresses raising capital.

Response:	This section has been revised since the Company has not been engaged in obtaining any financing to date.

4.  In light of the fact that you only have one employee who also serves as your President, please revise this section and elsewhere in your registration statement to remove references such as "officers and directors". For example, we note reference to "officers and directors" or "members of management" on pages 5, 11, and 12.

Response:	The Company has revised the disclosure to remove any references to “officers and directors” or “members of management”.

5.  You state on page 3 that "since [you] currently have only 2 shareholders, [you] intend to provide [y]our shareholders with complete disclosure concerning a possible target entity and its business, including audited financial statements (if available to [you]) prior to any merger or acquisition." Please clarify whether you intend to provide such disclosure in the event you have more than 2 shareholders at the time of a business combination. Further, please disclose that for transactions between a shell company and a private operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition and that the Form 8-K must also include for the private operating company all content required by a Form 10 initial registration statement. For further guidance, please refer to Section II.D.3 of SEC Release No. 33-3587.

Response:
The Company has revised the disclosure to clarify whether we intend to provide such disclosure in the event that we have more than 2 shareholders at the time of a business combination and to disclose that for transactions between a shell company and a private operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition and that the Form 8-K must also include for the private operating company all the content required by a Form 10 initial registration statement.

6.  Please provide a discussion in this section about the competitive business conditions you face and your competitive position in the industry and methods of competition. In this regard, we note your discussion about competition in the "Risk Factors" section. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:
The Company has revised the disclosure to include a discussion in the description of business section to include conditions that we face and our competitive position in the industry and the methods of competition.

7.  Please remove reference to "Room 1580" from your discussion of the SEC's Public Reference Room on page 4.

Response:	The Company has received the reference to “Room 1580” from the discussion of the SEC’s Public Reference Room on page 4.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 4

8.  In the second paragraph, we note your statement that Mr. Reichard has verbally agreed to provide funding until the company engages "in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations." As your current disclosure indicates that your only business activity will be to investigate and potentially acquire a target company, please revise your registration statement to describe the types of business activities in which you may engage that may provide cash flow for investigating and analyzing business combinations.

Response:	This section has been revised since the Company does not intend to engage in any types of business activities that may provide cash flow for investigating and analyzing business combinations.

9.  In the penultimate paragraph on page 4, you state that you are currently devoting your efforts to locating merger candidates. However, in the first paragraph on page 2, you state that you have "made no efforts to identify a possible business combination." Please revise your disclosure to reconcile these statements. This comment also applies to Note -4 to your Financial Statements, which addresses "actions presently being taken" to implement your strategic plans. In this regard, please also expand and explain your statement on page 3 that you will not solicit prospective investors for any transaction and will rely on word of mouth to locate potential merger candidates.

Response:
The registration statement has been revised throughout to clarify that the Company has not commences its efforts to locate a merger candidate and will not do so until it clears all comments with the SEC.

10.  In the third paragraph on page 5, you state that you believe numerous firms are seeking the "limited additional capital" you will have. Please discuss how you anticipate raising this additional capital.

Response:	This disclosure has been revised since the Company does not anticipate raising additional capital prior to effectuating a reverse merger.

Risk Factors, page 5

11.  Please provide a risk factor to address any material adverse effects that may occur if Mr. Reichard becomes unable or unwilling to abide by the verbal agreement attached as Exhibit 10.1

Response:
The disclosure has been amended to include a risk factor to address any material adverse effects that may occur if Mr. Reichard becomes unable or unwilling to abide by the verbal agreement attached as Exhibit 10.1.

12.  Please provide a risk factor addressing the lack of diversification you mention as a substantial risk in the second paragraph on page 5.

Response:	The disclosure has been amended to remove the reference to the lack of diversification in the second paragraph on page 5.

Our independent auditors have issued a going concern opinion, page 5

13.  In the last sentence, you reference raising additional capital through stockholder loans. In the appropriate sections of your registration statement, please disclose any plans or actions to obtain stockholder loans as well as information concerning any stockholder loans previously obtained. This comment also applies to Note 4 to your Financial Statements.

Response:	The Company has revised the disclosure to remove the reference to raising additional capital through stockholder loans all loans will be obtained through notes and agreements.

We are a development stage company, and our future success is highly dependent.... page 6

14.  Your statement in the first sentence refers to incorporation in June 2010.  Please revise this statement as it appears that the company was incorporated on July 30, 2010.

Response:	The Company has revised the statement to reference the correct incorporation date.

15.  You state that "management intends to seek business combination with entities having established operating histories". Please revise your disclosure to reconcile this statement with your statement on page 4 that you "may consider a business which has recently commenced operations, is a developing company in need of additional funds ... and is in need of additional capital." Revise your disclosure throughout the registration statement, including the Business section, to consistently describe the businesses you will target.

Response:	The disclosure has been revised throughout the registration statement to consistently describe the business that we will target.

There are issues impacting liquidity of our securities, page 7

16.  You state that you will likely file a registration statement on Form S-l. Please clarify whether you anticipate this to occur prior or subsequent to any potential business combination.

Response:	The Company has revised the disclosure to state whether we anticipate filing a registration statement prior or subsequent to any potential business combination.

Our principal stockholders may engage in a transaction . . . , page 9

17.  Please remove reference to "sole stockholder" as your disclosure indicates you have two stockholders.

Response:	The disclosure has been amended to remove the referent to “sole stockholder”.

Item 5. Directors. Executive Officers, Promoters and Control Persons, page 11

18.  You state, "For 10 years, [Mr. Reichard] has served as President of the Greensboro Area Chamber of Commerce." It is unclear from this statement which Mr. Reichard continues to serve as President of die Greensboro Area Chamber of Commerce. Please revise your disclosure to include the term during which Mr. Reichard held this position.

Response:	The disclosure has been revised to include the term during which Mr. Reichard held his position as President of the Greensboro Area Chamber of Commerce.

19.  We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during die past ten years. Refer to Item 401(f) of Regulation S-K.

Response:	The disclosure concerning involvements in certain legal proceedings during the past five years has been amended to include involvements in certain legal proceedings during the past ten years.

20.  You state that you believe you have inadequate financial resources to hire a qualified financial expert. You then state that you intend to continue to search for a qualified individual to hire. Please disclose how you anticipate hiring a qualified financial expert if you have inadequate resources to do so.

Response:	The Company revised the disclosure to remove the reference to search for a qualified financial expert since the Company does not have the resources to hire one.

Current Blank Check Company Experience, page 11

21.  We note your statement dial Mr. Reichard sold his interest in Europa Acquisition I, Inc. on October 1, 2010. Please revise your registration statement to disclose the consideration Mr. Reichard received for the sale of his interest in Europa Acquisition I, Inc. Additionally, please disclose the nature and purpose of this sale and disclose whether Mr. Reichard has continued involvement in the company.

Response:
The Company has revised the registration to disclose the consideration Mr. Reichard received for the sale of his interest in Europa Acquisition I, Inc., the nature and purpose of this sale and his continued involvement in the company.

22.  We note that registration statements have been filed for Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., and Europa Acquisition VII, Inc. Please amend the "Current Blank Check Company Experience" table to reflect the filing dates of these registration statements as well as the SEC file numbers.

Response:
The table has been amended to reflect the filing dates of the registration statements and SEC file numbers for Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., and Europa Acquisition VII, Inc.

23.  You state that the operations of each of the eight different Europa Acquisition entities "will have no impact on the other entities." Please revise your disclosure to explain how the operations of each of these entities will have no impact on the other entities when they have the same business purpose and are comprised of the same sole executive officer and director.  In this regard, we note your risk factor on page 5 that addresses conflicts of interest.

Response:
The Company has revised the disclosure to explain how the operations of each of these entities will have no impact on the other entities when they have the same business purpose and are comprised of the same sole executive officer and director.

Part II, pane 13
Item 4.  Recent Sales of Unregistered Securities, page 14

24.  In the second paragraph, we note your reference to Mr. Snyder. Please revise your disclosure as appropriate as your disclosure indicates issuances of unregistered securities only to Peter Reichard and Peter Coker.

Response:	The disclosure has been amended to indicate issuances of unregistered securities only to Peter Reichard and Peter Coker.

Financial Statements

General

25.      Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

Response:	The Company has amended the financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

26.      Please disclose what your fiscal year end is.

Response:	The Company has revised the financial statements to disclose the fiscal year end.

Notes to Financial Statements, pane F-6

Note 1. Summary of Significant Accounting Policies .and Organization. page F-6 Organization, page F-6

27.  In the last sentence of the first paragraph, you state, "The Company was organized to provide business services and financing to emerging growth entities." Please reconcile this statement with the disclosures throughout your registration statement indicating that the company was organized as a "vehicle to pursue a business combination."  Additionally, if you anticipate providing financing to emerging growth entities, please explain how you plan to do so when you have no assets.

Response:	The Company has reconciled the statement with the disclosures throughout our registration statement to indicate that the company was organized as a “vehicle to pursue a business combination.”

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin
Partner